Exhibit 3.1

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION
OF
ATLANTIC SOUTHERN FINANCIAL GROUP, INC.

1.

The name of the corporation is ATLANTIC SOUTHERN FINANCIAL GROUP, INC. (the “Corporation”).

2.

The Corporation hereby amends its Articles of Incorporation by deleting paragraph (a) of Article 2 of the Corporation’s Articles of Incorporation in its entirety and inserting in lieu thereof the following new paragraph (a):

(a).          The total number of shares of capital stock which the Corporation is authorized to issue is one hundred twelve million (112,000,000) shares, divided into one hundred ten million (110,000,000) shares of common stock, no par value (the “Common Stock”), and two million (2,000,000) shares of preferred stock, no par value (the Preferred Stock”).

3.

The Board of Directors of the Corporation duly adopted the amendment set forth in Article 2 of these Articles of Amendment at a board meeting held on March 18, 2010.  The shareholders of the Corporation duly adopted the amendment set forth in Article 2 of these Articles of Amendment in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code on June 8, 2010.

4.

All other provisions of the Articles of Incorporation of the Corporation shall remain in full force and effect.

[Signature follows on next page]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officer as of the 9th day of June, 2010.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.

By:	/s/ Mark A. Stevens

Name:	Mark A. Stevens

Title:	President and Chief Executive Officer